UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
EatCrateful, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 21, 2017

Physical address of issuer
12665 Village Lane, #1532, Playa Vista, CA 90094

Website of issuer
http://www.cratefulcatering.com/

Current number of employees
5

	Most recent fiscal year-end (FY 2022)	Prior fiscal year-end (FY 2021)
Total Assets	$605,926	$427,314
Cash & Cash Equivalents	$456,551	$248,226
Accounts Receivable	$65,140	$89,426
Short-term Debt	$76,345	$119,439
Long-term Debt	$0	$321,654
Revenues/Sales	$1,486,663	$749,074
Cost of Goods Sold	$171,159	$102,394
Taxes Paid	$22,171	$0
Net Income (Loss)	$221,706	$189,830

The above reflects the consolidated financials of EatCrateful Inc. and its subsidiary Naturale LLC

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
For Year Ending 2022

EatCrateful Inc.



About this Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by EatCrateful Inc., a Delaware corporation (the "Company," as well as references to "Crateful," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. 5

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.cratefulcatering.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

This Form C-AR is being filed on 28, 2024 for the year ending December 31, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of,

assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THE COMPANY AND ITS BUSINESS

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

EatCrateful Inc. is a Delaware C-Corporation, formed on September 21, 2017.

The Company is located at 12665 Village Lane, Apt 1532, Playa Vista, CA 90094

The Company's website is http://www.cratefulcatering.com/

The Company previously operated as a California LLC under the name Naturale LLC. Naturale LLC was formed on March 6th, 2015. In 2018, after the incorporation of EatCrateful Inc., the members of Naturale LLC converted their units to stock in EatCrateful Inc. and Naturale LLC became a wholly-owned subsidiary of EatCrateful Inc.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the company's website at https://cratefulcatering.com/investors.

Description of the Business
Crateful has created a gourmet catering service which provides high end food, staff and event management services.

Business Plan
In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, and truly delicious foods, served in the most impeccable way. Crateful offers a range of catering-related services, from packaged food to fully services high end dining experiences.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients and preparations.
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professionally trained service staff.

Pricing Structure
Full-service catering ranges greatly between $18 per person (for cocktail reception appetizers for large events of over 100 guests) and $100 per person (for full dinner service).

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known large competitors.

Customer Base
Our target customers are
- Corporations
- Event Planners
- Weddings

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks 5187147	IC 043. US 100 101. G & S: Catering services; preparation of food. FIRST USE: 20150924. FIRST USE IN COMMERCE: 20150924	CRATEFUL	May 27, 2015	April 18, 2017	U.S.

Litigation

Crateful does not have any current litigation.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive catering space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, it will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

The Company has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Emanuele Ponzo	Chief Executive Officer and Director	Sales, Partnerships, Operations

Emanuele Ponzo, Chief Executive Officer

Emanuele Ponzo is an expert in start-up development with a proven track record of launching and scaling successful companies in the European food industry. Leveraging his extensive experience, Emanuele now advises several companies based in Los Angeles. He also serves as a Board Member of the Chamber of Commerce of Beverly Hills, where he contributes his expertise to support the local business community.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has 10,000,000 shares of common stock authorized and has issued the following outstanding Securities:

5,295,819 shares of common stock and options to purchase 449,669 shares of common stock are outstanding.

The Company also has current liabilities as accrued during the normal course of business. Please see Exhibit B for more detail.

Ownership

The founder, Emanuele Ponzo, owns 31% of the shares on a fully-diluted basis including stock options and shares reserved for issuance pursuant to the Company's stock plan.

There are no other beneficial owners that own 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

EatCrateful has been operating and has been generating revenue since 2015.

Operating Results

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue. The Company generated revenue of $1,486,663 for the year ended December 31, 2022 compared to sales of $749,074 for the year ended December 31, 2021. The difference in revenue in 2022 was due to the reopening of the economy after the pandemic.

Operating Expenses. The Company's total operating expense for 2022 was $1,264,957 compared to operating expense in 2021 of $559,244. The reason for the difference was the increase in business. The Company anticipates that its operations will continue to operate at a similar volume.

Net Profit. As a result of the foregoing, the Company posted a net profit of $221,706 for the year ended December 31, 2022 – an increase from its net profit of $189,830 for the year ended December 31, 2021.

Liquidity and Capital Resources

We have approximately $456,551 in cash on hand as of December 31, 2022 to be used to execute our business strategy. The Company currently does not have any additional outside sources of capital.

Indebtedness.

The Company has no current indebtedness.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

Market Trends: EatCrateful operates within the highly competitive gourmet catering industry, which is experiencing a growing demand for high-quality, health-conscious food options. This trend aligns with the broader consumer shift towards healthier lifestyles and an increasing willingness to pay a premium for organic and high-quality food. The market's evolution presents both opportunities and challenges for the Company, as it must continuously innovate and maintain high standards to remain competitive.

Operational Uncertainties: The Company experiences significant seasonality, with revenue peaks during the holiday season. This seasonality may cause fluctuations in quarterly results, which are not necessarily indicative of future performance. Additionally, the Company faces challenges related to scaling its operations and managing the associated costs. As the Company seeks to expand its client base, it anticipates an increase in expenses, which could put pressure on its financial resources.

Regulatory Environment: The Company is subject to various U.S. federal and state regulations, particularly those related to food safety and privacy. These regulations are continually evolving, and changes in the regulatory landscape could impose additional compliance costs or restrict the Company's operations. The uncertainty surrounding potential regulatory changes, especially concerning new technologies and privacy laws, represents a significant risk to the Company.

Competition: The catering industry is highly competitive, with numerous well-established companies and new entrants vying for market share. EatCrateful faces competition from both large, resource-rich corporations and smaller, innovative startups.

The Company's ability to differentiate itself through its branding, quality of service, and customer loyalty will be critical to its success. However, there is no assurance that the Company will be able to maintain or grow its market position in this competitive environment.

Human Resources: The Company's future growth depends on its ability to attract, retain, and develop skilled personnel. As EatCrateful expands, the demand for experienced employees will increase, and the Company may face challenges in recruiting the necessary talent. Failure to secure and retain key personnel could hinder the Company's growth and operational effectiveness.

Financial Risks: The Company has raised capital multiple times in the past, leading to a dilution of ownership for the management team. Moving forward, the Company anticipates an increase in cash burn as it executes its growth strategy, which may require additional fundraising efforts. There is a risk that the Company may not secure the necessary funds or that such fundraising efforts could further dilute existing shareholders.

Economic Conditions: EatCrateful's performance is also subject to broader economic conditions, including fluctuations in consumer spending, inflation, and supply chain disruptions. Economic downturns or adverse changes in the macroeconomic environment could negatively impact the Company's revenue and profitability.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years: None

Classes of Securities of the Company

Common Stock

    Dividend Rights
    Yes

    Voting Rights
    Yes

    Right to Receive Liquidation Distributions
    Yes, junior to any issued preferred stock.

    Rights and Preferences
    None

    Preferred Stock: No Preferred Stock has been issued to date

    Dividend Rights
    N/A

    Voti
    ng
    Righ
    ts
    N/A

    Right to Receive Liquidation
    Distributions N/A

    Rights and Preferences

    N/A

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find a party willing to purchase.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emanuele Ponzo
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Emanuele Ponzo
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Chief Executive Officer
_____
(Title)

August 28, 2024
_____
(Date)

I, Emanuele Ponzo, certify that the financial statements of EatCrateful, Inc. included in this Form are true and complete in all material respects.

/s/Emanuele Ponzo
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Chief Executive Officer
_____
(Title)

EXHIBIT B
Financials